UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

COMPOSECURE, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

77584N101

(CUSIP Number)

Michele D. Logan

c/o CompoSecure, Inc.

309 Pierce Street

Somerset, NJ 08873

Tel No: 908-875-6556

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77584N101
1.	Names of Reporting Persons Michele D. Logan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,061,303
	8.	Shared Voting Power 6,578,231(1)(2)
	9.	Sole Dispositive Power 12,061,303
	10.	Shared Dispositive Power 6,578,231(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,639,534(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.8%(3)
14.	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 20,829 shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”) and 22,492 restricted stock units (“RSUs”), which will vest in full upon the Closing (as defined below) and may be settled into Class A Common Stock upon vesting, held by Ms. Logan; (ii) 12,017,983 shares of Class B Common Stock, $0.0001 par value per share, which is unregistered, (the “Class B Common Stock”) and a corresponding number of Class B Common Units, issued by CompoSecure Holdings, L.L.C., a subsidiary of the Issuer, which are also unregistered (the “Class B Common Units”), that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Michele D. Logan; (iii) 732,578 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by the Carol D. Herslow Credit Shelter Trust B (“Credit Shelter Trust”); and (iv) 5,845,653 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Ephesians 3:16 Holdings LLC (“Ephesians Holdings”).

(2) Ms. Logan is Co-Trustee of the Credit Shelter Trust, and may be deemed to share voting and dispositive power with respect to the securities held by the Credit Shelter Trust. Ephesians Holdings is a manager-managed LLC, and Ms. Logan serves as the manager, with the ability to exercise voting and dispositive power with respect to the securities held by Ephesians Holdings. The MDL Family Trust (the “MDL Trust”) and The DML Family Trust (the “DML Trust”) are the sole members of Ephesians Holdings, each owning half of the total membership interests therein, and Ms. Logan serves as the Investment Adviser of each of the MDL Trust and the DML Trust. Tiedemann Trust Company acts as Administrative Trustee of each of the MDL Trust and the DML Trust. As a result, Ms. Logan, Ephesians Holdings and the MDL Trust and the DML Trust (to the extent of their respective membership interests therein) possess shared voting and dipositive power over the securities held by Ephesians Holdings.

(3) Based upon (a) 30,000,843 shares of Class A Common Stock and (b) 51,908,422 shares of Class B Common Stock that were outstanding as of August 7, 2024.

CUSIP No. 77584N101
1.	Names of Reporting Persons Ephesians 3:16 Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,845,653(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,845,653(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,845,653(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 5,845,653 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Ephesians Holdings. Ephesians Holdings is a manager-managed LLC, and Ms. Logan serves as the manager, with the ability to exercise voting and dispositive power with respect to the securities held by Ephesians Holdings. The MDL Trust and the DML Trust are the sole members of Ephesians Holdings, each owning half of the total membership interests therein, and Ms. Logan serves as the Investment Adviser of each of the MDL Trust and the DML Trust. Tiedemann Trust Company acts as Administrative Trustee of each of the MDL Trust and the DML Trust. As a result, Ms. Logan, Ephesians Holdings and the MDL Trust and the DML Trust (to the extent of their respective membership interests therein) possess shared voting and dipositive power over the securities held by Ephesians Holdings.

(2) Based upon (a) 30,000,843 shares of Class A Common Stock and (b) 51,908,422 shares of Class B Common Stock that were outstanding as of August 7, 2024.

CUSIP No. 77584N101
1.	Names of Reporting Persons The MDL Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,922,826.5(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,922,826.5(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,922,826.5(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%(2)
14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 2,922,826.5 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Ephesians Holdings. Ephesians Holdings is a manager-managed LLC, and Ms. Logan serves as the manager, with the ability to exercise voting and dispositive power with respect to the securities held by Ephesians Holdings. The MDL Trust and the DML Trust are the sole members of Ephesians Holdings, each owning half of the total membership interests therein, and Ms. Logan serves as the Investment Adviser of each of the MDL Trust and the DML Trust. Tiedemann Trust Company acts as Administrative Trustee of each of the MDL Trust and the DML Trust. As a result, Ms. Logan, Ephesians Holdings and the MDL Trust and the DML Trust (to the extent of their membership interests therein) possess shared voting and dipositive power over the securities held by Ephesians Holdings.

(2) Based upon (a) 30,000,843 shares of Class A Common Stock and (b) 51,908,422 shares of Class B Common Stock that were outstanding as of August 7, 2024.

CUSIP No. 77584N101
1.	Names of Reporting Persons The DML Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,922,826.5(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,922,826.5(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,922,826.5(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%(2)
14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 2,922,826.5 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Ephesians Holdings. Ephesians Holdings is a manager-managed LLC, and Ms. Logan serves as the manager, with the ability to exercise voting and dispositive power with respect to the securities held by Ephesians Holdings. The MDL Trust and the DML Trust are the sole members of Ephesians Holdings, each owning half of the total membership interests therein, and Ms. Logan serves as the Investment Adviser of each of the MDL Trust and the DML Trust. Tiedemann Trust Company acts as Administrative Trustee of each of the MDL Trust and the DML Trust. As a result, Ms. Logan, Ephesians Holdings and the MDL Trust and the DML Trust (to the extent of their membership interests therein) possess shared voting and dipositive power over the securities held by Ephesians Holdings.

(2) Based upon (a) 30,000,843 shares of Class A Common Stock and (b) 51,908,422 shares of Class B Common Stock that were outstanding as of August 7, 2024.

CUSIP No. 77584N101
1.	Names of Reporting Persons Carol D. Herslow Credit Shelter Trust B
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 732,578(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 732,578(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 732,578(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%(2)
14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 732,578 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by the Credit Shelter Trust. Ms. Logan is Co-Trustee of the Credit Shelter Trust, and may be deemed to share voting and dispositive power with respect to the securities held by the Credit Shelter Trust.

(2) Based upon (a) 30,000,843 shares of Class A Common Stock and (b) 51,908,422 shares of Class B Common Stock that were outstanding as of August 7, 2024.

Item 1. Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2021 (the “Original Statement”), as amended by the Amendment No. 1 filed with the SEC on May 14, 2024 (the “Amendment No. 1”), which relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of CompoSecure, Inc., a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 309 Pierce Street, Somerset, NJ 08873. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The Amendment No. 1 and Original Statement are herein referred to collectively as the “Original Statement.”

Except as otherwise described herein, the information contained in the Original Statement remains in effect. Capitalized terms used but not defined in this Amendment No. 2 shall have the respective meanings set forth with respect thereto in the Original Statement.

Item 2. Identity and Background

No changes.

Item 3. Source and Amount of Funds or Other Consideration

No changes.

Item 4. Purpose of Transaction

No changes, except as set forth below.

Stock Purchase Agreement. On August 7, 2024, Michele D. Logan, Ephesians Holdings, and Credit Shelter Trust (the “Sellers”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Tungsten 2024 LLC (“Tungsten”), pursuant to which each Seller has agreed to (i) exchange all of their Class B Common Units for shares of Class A Common Stock (with all of their shares of Class B Common Stock being automatically cancelled for no consideration upon such exchange by operation of the Issuer’s certificate of incorporation) (the “Exchange”), and (ii) sell to Tungsten an aggregate of 16,596,214 shares of Class A Common Stock to be owned by the Sellers immediately following the Exchange for a purchase price of $7.55 per share of Class A Common Stock.

Closing of the transactions contemplated by the Purchase Agreement (the “Closing”), including the Exchange and subsequent sale of the related shares of Class A Common Stock to Tungsten, is subject to the satisfaction or waiver of certain conditions, which include, among others: (i) the absence of laws, orders or judgments making illegal, prohibiting or otherwise preventing the consummation of such transactions; (ii) the expiration or termination of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the operation of the Issuer in the ordinary course of business in all material respects between the date of the Purchase Agreement and the Closing; (iv) the acquisition of a majority of the outstanding Class A Common Stock of the Issuer by Tungsten pursuant to the Purchase Agreement and certain other stock purchase agreements entered into by Tungsten with holders of the Class B Common Units (collectively, the “Share Acquisition”) and no Class B Common Units outstanding as of the Closing; (v) the size of the Issuer’s Board of Directors being increased to eleven, including six directors to be designated by Tungsten, in accordance with that certain letter agreement, dated as of August 7, 2024, entered into between the Issuer and Tungsten in order to establish the terms of and ensure an orderly transition of governance of the Issuer; and (vi) the accuracy of certain representations and warranties, subject to certain customary materiality standards set forth in the Purchase Agreement, and compliance in all material respects with the other party’s obligations under the Purchase Agreement.

Prior to the Closing, the Sellers have agreed to not sell or otherwise transfer any of their Class B Common Units, or shares of their Class B Common Stock or Class A Common Stock acquired upon the Exchange, subject to certain limited exceptions.

The Purchase Agreement contains customary representations, warranties and covenants of the Sellers, on the one hand, and Tungsten, on the other hand. The Purchase Agreement also provides for certain termination rights, including the right of each party to terminate the Purchase Agreement if the Closing has not occurred before November 5, 2024.

Amendment to Tax Receivable Agreement

Concurrently with entering into the Purchase Agreement, the Reporting Persons, the Issuer, and CompoSecure Holdings entered into Amendment No. 1 to Tax Receivable Agreement (the “TRA Amendment”), pursuant to which, among other things, the TRA Parties (as defined therein) have agreed to forego the acceleration of certain payments that may have otherwise been payable to the TRA Parties by the Issuer as a result of the Share Acquisition. The TRA Amendment also provides for an increase in the discount rate applicable to any future early termination payments pursuant to the Tax Receivable Agreement, resulting in a decrease in the amount of any such potential payments that the TRA Parties would otherwise be entitled to receive. The TRA Amendment is contingent upon the Closing and will become effective subject to, and effective upon, the Closing.

Termination of Stockholders Agreement

Subject to and effective upon the Closing, the Stockholders Agreement by and among the Issuer, Ephesians Holdings, Michele D. Logan, and certain other stockholders of the Issuer named therein, will terminate. Pursuant to the terms of the Stockholders Agreement, Michele D. Logan is entitled to designate one member (the “Logan Designee”) of the Issuer’s Board of Directors. Michele D. Logan is the current Logan Designee. In connection with the transactions contemplated by the Purchase Agreement, Ms. Logan submitted her resignation as a member of the Issuer’s Board of Directors, which is contingent upon the Closing and will be effective immediately prior thereto.

The foregoing descriptions of the Purchase Agreement and the TRA Amendment are not complete, and are qualified in their entirety by the full text of the Purchase Agreement and the TRA Amendment which are attached hereto as Exhibit 9 and 10, respectively, and the terms of which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

No changes, except as set forth below.

(a) – (b).

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Michele D. Logan(1)	12,061,303	12,061,303	6,578,231	12,061,303	6,578,231	18,639,534	22.8%
Ephesians Holdings	5,845,653	0	5,845,653	0	5,845,653	5,845,653	7.1%
The MDL Trust	0	0	2,922,826.5	0	2,922,826.5	2,922,826.5	3.6%
The DML Trust	0	0	2,922,826.5	0	2,922,826.5	2,922,826.5	3.6%
The Credit Shelter Trust	732,578	0	732,578	0	732,578	732,578	0.9%

(1) Consists of (i) 20,829 shares of Class A Common Stock and 22,492 RSUs, which will vest in full upon the Closing and may be settled into Class A Common Stock upon vesting; (ii) 12,017,983 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are convertible into Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Ms. Logan; (iii) 732,578 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are convertible into Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by the Credit Shelter Trust; and (iv) 5,845,653 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are convertible into Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Ephesians Holdings.

(2) Based upon (a) 30,000,843 shares of Class A Common Stock and (b) 51,908,422 shares of Class B Common Stock that were outstanding as of August 7, 2024.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No changes, except as set forth below.

The information set forth in Item 4 is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 9	Stock Purchase Agreement, dated August 7, 2024, by and among Ephesians 3:16 Holdings LLC, Michele D. Logan, Carold D. Herslow Credit Shelter Trust B, and Tungsten 2024 LLC.*
Exhibit 10	Amendment No. 1 to Tax Receivable Agreement, dated August 7, 2024, by and among CompoSecure, Inc., CompoSecure Holdings, L.L.C., Ephesians 3:16 Holdings LLC, Michele D. Logan, Carold D. Herslow Credit Shelter Trust B, and the other parties named therein and incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 9, 2024.

* Schedules have been omitted. The Reporting Persons hereby undertake to furnish supplemental copies of any of the omitted schedules upon request by the SEC; provided, however, that the Reporting Persons may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934 for any schedules so furnished.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 9, 2024

MICHELE D. LOGAN

/s/ Michele D. Logan
Michele D. Logan

EPHESIANS 3:16 HOLDINGS LLC

/s/ Michele D. Logan
Name: Michele D. Logan
Title: Manager
THE MDL FAMILY TRUST
By: Tiedemann Trust Company

/s/ Brittany Cook
Name: Brittany Cook
Title: Managing Director
THE DML FAMILY TRUST
By: Tiedemann Trust Company

/s/ Brittany Cook
Name: Brittany Cook
Title: Managing Director
THE CAROL D. HERSLOW CREDIT SHELTER TRUST B
By: Michele D. Logan

/s/ Michele D. Logan
Name: Michele D. Logan
Title: Co-Trustee